Exhibit 99.1

ASX ANNOUNCEMENT
(ASX: NVX)

NOVONIX Delivers Mass Production AAM Sample to Panasonic

Chattanooga, TN (USA), 11 June 2026 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or the “Company”), a leading battery materials company, today announced the delivery of a mass production qualification sample (“C-sample”) of synthetic graphite anode active material (“Synthetic Graphite AAM”) to its lead customer, Panasonic Energy (“Panasonic”).

This milestone marks the first known delivery of a Synthetic Graphite AAM C-sample produced in North America, representing a critical step towards establishing a U.S. supply chain in an industry currently dominated by China. The Company’s testing shows the material meets all Panasonic’s required specifications, though formal validation remains subject to Panasonic’s assessment over the coming months.

Qualification of anode active materials is a rigorous process, and timelines can vary depending on customer-specific material requirements and qualification protocols. The Company’s delivery of a C-sample represents the achievement of a significant step in the final stages of the qualification process with Panasonic and underscores NOVONIX’s advancement toward full-scale commercial production.

“The delivery of a mass production C-sample to Panasonic is an important moment for NOVONIX and for the development of a secure North American battery materials supply chain,” said Mike O’Kronley, CEO of NOVONIX. “This Milestone was achieved as a result of our dedicated team working closely with Panasonic to develop a new source of this critical mineral. We are now one step closer to realizing a fully domestic supply chain in the U.S.”

By achieving this milestone, the Company reaffirms earlier guidance that it expects commencement of mass production for Panasonic to begin in the second half of 2027, subject to successful completion of the qualification process by Panasonic and its customers.

This announcement has been authorised for release by Ron Edmonds, Chairman.

About NOVONIX
NOVONIX is building a resilient North American battery materials supply chain to reduce risk and support U.S. energy independence. Headquartered in Chattanooga, Tennessee, the company produces high-performance synthetic graphite anode materials for lithium-ion batteries, serving energy storage, electric vehicles, and industrial markets. Through proprietary technologies and expanding manufacturing capacity, NOVONIX is scaling critical battery materials to meet growing global demand.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

ASX ANNOUNCEMENT
(ASX: NVX)

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited

Investors: ir@novonixgroup.com

Media: media@novonixgroup.com

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements about the Company and the industry in which it operates. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this communication include, among others, statements made regarding anticipated qualification and production and the timelines therefor, the deployment and scaling of furnace technology and the timeline therefor, the creation and development of new technology, and efforts to develop a North American battery materials supply chain.

The Company has based such statements on current expectations and projections about future events and trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the timely deployment and scaling of its furnace technology, ability to meet the technical specifications and demand of existing and future customers, the accuracy of estimates regarding market size, expenses, future revenue, capital requirements, needs and access for additional financing, the availability and impact and compliance with the applicable terms of government funding and other support, ability to obtain patent rights effective to protect its technologies and processes and successfully defend any challenges to such rights and prevent others from commercializing such technologies and processes, and regulatory and economic developments in the United States, Australia, and other jurisdictions. These and other factors that could affect its business and results are included in its filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s most recent annual report on Form 20-F. Copies of these filings may be obtained by visiting the Company’s Investor Relations website at www.novonixgroup.com or the SEC’s website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in this communication is based only on information currently available to us and speaks only as of the date on which it is made. The Company undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com